Budd Larner
A PROFESSIONAL CORPORATION

COUNSELLORS AT LAW

150 JOHN F. KENNEDY PARKWAY
SHORT HILLS, NEW JERSEY 07078-2703
973.379.4800
Fax 973.379.7734
www.buddlarner.com
April 9, 2010
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

Re:	Dr. Reddy’s Laboratories Limited Form 20-F for Fiscal Year Ended March 31, 2009 Letter from Securities and Exchange Commission dated March 26, 2010 File No. 001-15182
Dear Mr. Rosenberg:
On behalf of our client Dr. Reddy’s Laboratories Limited (“Dr. Reddy’s” or the “Company” or “we”), set forth below are Dr. Reddy’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated March 26, 2010 requesting information in connection with Dr. Reddy’s Form 20-F for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”). For your convenience, your requests for supplemental information have been restated below in italics, followed by Dr. Reddy’s responses thereto. As noted below, Dr. Reddy’s proposes to make any enhancements to its disclosure in its next Annual Report on Form 20-F for the fiscal year ended March 31, 2010 (the “2010 Form 20-F”).
Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Revenue
Sale of Goods, Page 47
1.
On Page 33 you note that “Since the new healthcare reforms, the SHI funds have been aggressive in negotiating rebates for their contracts. Consequently, in recent months they have negotiated higher discounts.” We believe that your disclosure related to estimates of items that reduce gross revenue such as your provision for chargebacks, rebates, discounts, and Medicaid payments could be improved as follows:

a.
Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 9, 2010

b.	Disclose a roll forward of the accrual for each estimate for each period presented showing the following:
•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current periods related to sales made in prior periods, and

•	Ending balance.
c.
In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. provision for chargebacks, rebates, discounts, and Medicaid payments, including the effect that changes in your estimates of these items had on your revenues and operations.

Response: The Staff’s comments are duly noted. We invite the attention of the Staff to an extract from our Critical Accounting Policies as set forth on page 47 of our 2009 Form 20-F, as follows:
“Provisions for chargeback, rebates, discounts and medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Provisions for such chargebacks are accrued and estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and estimated inventory holding by the wholesaler. Such provisions are presented as a reduction of trade receivable.”
This is followed in our 2009 Form 20-F by a discussion of our policy on accounting for sales returns. We will supplement this disclosure by adding the relevant parts of the following discussion in our future filings beginning with our 2010 Form 20-F.
Set forth in the bullet points below are the main items that account for a reduction in our gross revenue for the year ended March 31, 2009. Please note that the following discussion refers to the operations of our U.S. Generics business. It is in our U.S. Generics business that this particular feature of the pharmaceutical industry (i.e., returns, chargebacks, rebates, discounts and Medicaid payments) is significant to our financial statements. The estimates towards “gross-to-net” adjustments for our operations in India and other countries outside of the U.S. relate mainly to sales return allowances in all such operations and certain rebates to healthcare insurance providers specific to our German operations. The pattern of such sales return allowances is generally in line with our gross sales. In Germany, the rebates to healthcare insurance providers mentioned above are contractually fixed in nature and do not involve significant estimations by us.
•
Chargebacks. Chargebacks are issued to wholesalers for the difference between our invoice price to the wholesaler and the contract price through which the product is resold in the retail part of the supply chain. The information that we consider for establishing a chargeback accrual includes the historical average chargeback rate over a period of time, current contract prices with wholesalers and other customers, and estimated inventory holding by the wholesaler. With this methodology, we believe that the results are more realistic and closest to the potential chargeback claims that may be received in the future period relating to inventory on which a claim is yet to be received as at the end of the reporting period. In addition, as part of our books closure process, a chargeback validation is performed in which we track and reconcile the volume of sold inventory for which we should carry an appropriate provision for chargeback. We procure the inventory holding statements and data through an electronic data interface with our wholesalers (representing approximately 70% of the sales) as part of this reconciliation. On the basis of this volume reconciliation, chargeback accrual is validated. For the chargeback rate computation, we consider different contract prices for each product across our customer base. This chargeback rate is adjusted (if necessary) on a periodic basis for expected future price reductions.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 9, 2010

•
Rebates. Rebates (direct and indirect) are generally provided to customers as an incentive to stock and sell our products. Rebate amounts are based on a customer’s purchases made during an applicable period. Rebates are paid to wholesalers, chain drug stores, health maintenance organizations or pharmacy buying groups under a contract with us. We determine our estimates of rebate accruals primarily based on the contracts entered into with our wholesalers and other direct customers and the information received from them for secondary sales made by them. For direct rebates, liability is accrued whenever we invoice to direct customers. For indirect rebates, the accruals are based on a representative weighted average percentage of the contracted rebate amount applied to inventory sold and delivered by us to wholesalers or other direct customers.

•	Sales Return Allowances. A detailed discussion of our accounting policy for sales returns is on page 48 of our 2009 Form 20-F.

•
Medicaid Payments. We estimate the portion of our sales that may get dispensed to customers covered under Medicaid programs based on the proportion of units sold in the previous two quarters for which a Medicaid claim could be received as compared to the total number of units sold in the previous two quarters. The proportion is based on an analysis of the actual Medicaid claims received for the preceding four quarters. In addition, we also apply the same percentage on the derived estimated inventory sold and delivered by us to our wholesalers and other direct customers to arrive at the potential volume of products on which a Medicaid claim could be received. We use this approach because we believe that it corresponds to the approximate six month time period it takes for us to receive claims from the various Medicaid programs. After estimating the number of units on which a Medicaid claim is to be paid, we use the latest available Medicaid reimbursement rate per unit to calculate the Medicaid accrual. In the case of new products, accruals are done based on specific inputs from our marketing team or data from the publications of IMS Health, a company which provides information on the pharmaceutical industry.

•
Shelf Stock Adjustments. Shelf stock adjustments, which are common in our industry, are given to compensate our customers for falling prices due to additional competitive products. These take the form of contractually agreed “price protection” or “shelf stock adjustment” clauses in our agreements with direct customers. Such shelf stock adjustments are accrued and paid when the prices of certain products decline as a result of increased competition upon the expiration of limited competition or exclusivity periods.

•
Cash Discounts. We offer cash discounts to our customers, generally at 2% of the gross sales price, as an incentive for paying within invoice terms, which generally range from 45 to 60 days. Accruals for such cash discounts do not involve any significant variables, and the estimates are based on the gross sales price and agreed cash discount percentage at the time of invoicing.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 9, 2010

We believe our estimation processes are reasonable methods of determining accruals for the “gross-to-net” adjustments. Chargeback accrual accounts for the highest element among the “gross-to-net” adjustments, and constituted approximately 85% of such “gross-to-net” adjustments for our U.S. Generics business for the year ended March 31, 2009. For the purpose of the following discussion, we are therefore restricting our explanations to this specific element. While chargeback accruals depend on multiple variables, the most pertinent variables are our estimates of inventories on which a chargeback claim is yet to be received and the unit price at which the chargeback will be processed. To determine the chargeback accrual applicable for a reporting period, we perform the following procedures to calculate these two variables:
(a)
Estimated inventory – Inventory volumes on which a chargeback claim that is expected to be received in the future are determined using the validation process and methodology described above (see “Chargebacks” above). When such a validation process is performed, we note that the difference represents a variation of approximately 0.25% of our net sales, which is insignificant. Therefore we believe that our estimation process in regard to this variable is reasonable.

(b)
Unit pricing rate – As at any point of time, Inventory volumes on which we carry our chargeback accrual represents approximately 1.5 months of sales volumes. Therefore, the sensitivity of price changes on our chargeback accrual relates to only such volumes. Assuming that the chargebacks were processed within such period, we analyzed the impact of changes of prices for the periods beginning March 31, 2008 and 2009, respectively, and ending April 30, 2008 and 2009, respectively, on our estimated inventory levels computed based on the methodology mentioned above (see “Chargebacks” above). We noted that the impact on net sales on account of such price variation was negligible.

In view of this, we believe that the calculations are not subject to a level of uncertainty that warrants a probability-based approach. Accordingly, we believe that we have been reasonable in our estimates for future chargeback claims and that the amounts of reversals or adjustments made in the current period pertaining to the previous year’s accruals are immaterial. Further, this data is not determinable except on occurrence of specific instances or events during a period, which warrant an adjustment to be made for such accruals.
A roll-forward for each major accrual for our U.S. Generics operations is presented below for our fiscal years ended March 31, 2008 and March 31, 2009, respectively. We respectively note the suggestion of the Staff and in our future filings, beginning in our 2010 Form 20-F, we will include this table.
(All Values in U.S.$ Millions)

Particulars	Chargebacks		Rebates	Medicaid	Sales Return
Beginning balance: April 1, 2007	39		25	5	9
Current provisions relating to sales in current year	327	*	55	3	3
Provisions and adjustments relating to sales in prior years			(4)	2	(4)
Credits and payments**	(307)		(50)	(6)	(2)
Ending balance: March 31, 2008	59		26	4	6

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 9, 2010

(All Values in U.S.$ Millions)

Particulars	Chargebacks		Rebates	Medicaid	Sales Return
Beginning Balance: April 1, 2008	59		26	4	6
Current provisions relating to sales in current year	440	*	47	4	5
Provisions and adjustments relating to sales in prior years			(5)	2	—
Credits and payments**	(441)		(38)	(4)	(3)
Balance: March 31, 2009	58		30	6	8

*
Currently, we do not separately monitor the provisions and adjustments relating to prior years for chargebacks. Additionally, as mentioned above, because the volumes based on which the closing balance of chargebacks is computed represent approximately 1.5 months equivalent of sales, we do not expect the impact of such provisions and adjustments to be material.

**	Currently, we do not separately monitor the credits and payments relating to prior years for chargebacks, rebates, Medicaid payments or sales returns.
We note the suggestion of the Staff to include the amount and reason of fluctuation for each major type of reduction in gross revenue and the impact it had on the revenues and results from operations. In our future filings, beginning in our 2010 Form 20-F, we will present an analysis of the impact of any significant fluctuation in these “gross-to-net” adjustments in our Operating Results section if it is material.
5. A. Operating Results
Revenues, Page 54
2.
With regards to your provision for sales returns, please disclose the “trends” that led you to reverse your allowance during the year ended March 31, 2008 which was determined to be significantly lower than your actual sales returns in the year ended March 31, 2008. Disclose what led to the actual increase in the sales returns that differed from the “decreasing trends” you noted earlier in 2008.

Response: The Staff’s comment is duly noted. As we mentioned in our letter to the Staff dated February 18, 2009 relating to our Form 20-F for the fiscal year ended March 31, 2008 (the “2008 Form 20-F”), consistent with our accounting policy for creating allowances for sales returns, we assess the provision for sales returns at every reporting period based on the historical trend of returns. We request you to refer to comment No. 2 in the Staff’s letter to us dated February 2, 2006 and our response dated March 1, 2006, in which we explained in detail the process we follow to estimate our allowance for sales returns. In addition, we also refer to comment No. 2 in your letter dated March 11, 2009 and our response dated March 25, 2009 relating to our 2008 Form 20-F, an extract of which is set forth below. This response pertaining to our U.S. Generics business explains the trends that led us to reverse our allowance during the year ended March 31, 2008.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 9, 2010

“In the year ended March 31, 2008, we processed returns during the year and charged such returns against the opening provision for sales returns. We subsequently assessed the adequacy of our allowance for sales returns, based on sales returns percentages during historical periods and sales returns processed during the year ended March 31, 2008. This assessment resulted in a net credit of U.S.$1.3 million being recorded in the income statement. The net credit of U.S.$1.3 million was a result of an additional provision created for sales returns of U.S.$2.8 million towards sales made during the year ended March 31, 2008 and a reversal of U.S.$4.1 million of the opening allowance for sales returns. This change in the estimate for allowance for sales returns was primarily on account of smaller than expected returns processed by us during the year ended March 31, 2008 as compared to our earlier estimate (based on historical trends). As we progressed through the year ended March 31, 2008, we noted a decline in our trend of returns and, accordingly, reevaluated our estimate.
Furthermore, our reversal of the allowance for sales returns related primarily to sales of the authorized generic versions of simvastatin and finasteride, which we sold under an arrangement with the innovator. Under the arrangement, we had to pay a portion of our profits arising from sales of such authorized generic product back to the innovator. Therefore, once we reversed our allowance for sales return for such products, we had to reimburse a portion of such amount back to the innovator. The impact of the reversal of allowance for sales return, considering the impact of the profit share paid back to the innovator and taxes, was less than U.S.$ 1 million in net income. Accordingly, it did not have a material impact on our revenues and net income for the years ended March 31, 2007 and 2008.”
The decline in trend of sales returns mentioned above was attributable to a decline in our sales in the U.S. market from the year ended March 31, 2007 to the year ended March 31, 2008. Such decline in sales was primarily due to the ending of an authorized generics sales period which limited generics competition, after which time additional generics competition ensued and resulted in lower sales volumes for us as well as lower prices in the market. This declining trend is also reflected both in our lower incremental provision created and lower actual returns processed in the year ended March 31, 2008 compared to the previous year ended March 31, 2007.
3.	Please disclose what the “further increase in our trend of sales returns” relates to for the year ended March 31, 2009.
Response: The Staff’s comment is duly noted. Our actual sales returns increased from Rs.284 million in the year ended March 31, 2008 to Rs.475 million in the year ended March 31, 2009. An analysis and reasoning for this increase is explained on page 55 of our 2009 Form 20-F. The further increase in the trend of sales returns is largely related to growth in our revenues and corresponding increased returns across the United States and all our other key geographies. In the United States, other than for any one-time quality issues, we primarily experience returns for two reasons: expiration of the shelf life of the products or mismatches in deliveries as compared to the customer’s order. Out of these two reasons, returns caused by shelf life expiration have the greatest impact on our accrual.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 9, 2010

Consolidated Income Statements, Page F-4
4.
Please revise your disclosure to present additional information on the nature of your expenses as required by paragraph 93 of IAS 1 (revised 2003) or paragraph 104 of IAS 1 (revised 2007). In this regard, the disclosure of only depreciation and amortization expenses and employee benefit expenses does not appear to satisfy the main principle of this requirement.

Response: The Staff’s comment is duly noted. According to paragraph 104 of IAS-1 (revised 2007), an entity classifying expenses by function shall disclose additional information on the nature of expenses, including depreciation and amortization expense and employee benefits expense.
Our understanding of paragraphs 103 and 104 of IAS-1 (revised 2007) is that the disclosure requirements pertain to “common costs” which could potentially belong to different functions, subject to apportionment. In our case, the common costs pertain to depreciation of property, plant and equipment and salaries and employee benefit expenses, which have been appropriately disclosed.
However, we have disclosed the following additional information on the nature of expenses in our 2009 Form 20-F:

No.	Expense	Note / Page
1	Cost of material consumed	13/ F-47
2	Impairment losses on goodwill	9 / F-41
3	Impairment losses on intangible assets	10 / F-44
4	Depreciation	8 / F-40
5	Amortization of intangibles	10 / F-43
6	Salaries and employee benefits	20 / F–58
7	Provision for bad and doubtful debt	14 / F-47
8	Rent expenses	30 / F–73
9	Employee stock incentive plans	21 / F-64
3. Significant Accounting Policies
e. Intangible Assets, page F-15
5.
You disclose that you have not capitalized internal drug development expenditures through March 9, 2009 prior to the receipt of regulatory approval due to the uncertainties in the approval process. You also disclose that you capitalize up-front payments and milestones related to in-licensed products and compounds. Please revise your disclosure to clarify whether any of these payments are capitalized prior to regulatory approval. If so, please explain to us separately how these payments related to in-licensed products are different from your internal drug development expenditures.

Response: The Staff’s comment is duly noted. As a policy, internal drug development expenditure is not capitalized by us due to the uncertainties inherent in the development and approval process and a number of risks present until such time as the product is finally marketed. These risks create significant uncertainties in terms of the time required for completing the development, probable expenditures in the processes of development, probable dates of launch in the market and the probable amount of future economic benefits. In view of this, we believe we do not meet the criteria under paragraphs 57 of IAS 38, clauses (a) and (d), relating to the technical feasibility of completing the intangible asset and the generation of future economic benefits.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 9, 2010

Our disclosure is in line with this view. We reproduce herewith the relevant extracts from our Significant Accounting Policies section on page F-15 of our 2009 Form 20-F:
“Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The Company’s internal drug development expenditures are capitalized only if they meet the recognition criteria as mentioned above. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss as incurred. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where, however, the recognition criteria are met, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. As of March 31, 2009, no internal drug development expenditure amounts have met the recognition criteria.”
As part of our product portfolio enhancement initiatives, we purchase marketing rights for selected third-party products from identified business partners (sometimes referred to as “in-licensing”) in the various markets that we operate. Such rights are for the products where the drug development process is complete and a regulatory approval is already available or the approval is more likely than not to be received. Therefore, such products are either ready to be marketed or are already in market. We capitalize up-front payments and milestones related to such marketing rights since they pass the test of recognition of intangibles according to the guidance given in paragraphs 21 – 23 of IAS 38. Paragraph 25 of IAS 38 also states that “the probability criterion referred to in paragraph 21(a) is always considered to be satisfied for separately acquired intangible assets”. Further, paragraph 26 of IAS 38 states that “..... the cost of a separately acquired intangible asset can usually be measured reliably....” As of March 2009, we had approximately U.S.$6 million worth of product related marketing rights purchased outside a business combination on our balance sheet. This amount mainly pertains to the marketing rights purchased for our Proprietary Products segment towards certain branded products in the United States which were already approved and commercialized at the time of purchase.
k. Revenue, page F-20
6.	Please clarify when revenue from export sales is recognized, as “based upon the terms of the applicable contract” is vague.
Response: The Staff’s comment is duly noted. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.
Our contracts with customers include a reference to the International Commercial Terms 2000, as published by the International Chamber of Commerce. Most of our export sales made from facilities in India are on a cost-insurance-freight (or “CIF”) basis, which is also known as FOB destination basis, to the customers. We believe that the event indicating the transfer of significant risks and rewards to the customers is delivery to the customers and therefore, it forms the trigger from a revenue recognition point of view. The same rationale applies for sales made by our international (non-Indian) subsidiaries to customers located in their respective countries. Other terms of the applicable contracts signed with customers may include additional conditions with respect to precise evidence of the transfer of risks and rewards and, as a result, will impact our evaluation of the revenue recognition criteria.
In our subsequent 2010 Form 20-F filing, we will modify the above-mentioned section in our Significant Accounting Policies as follows:
“Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which is upon delivery of the products to the customers unless the terms of the contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completed.”

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 9, 2010

7.	Disclose when revenue is recognized for sales of active pharmaceutical ingredients and intermediaries outside India.
Response: The Staff’s comment is duly noted. Sales of active pharmaceutical ingredients and intermediates outside India are made directly to the end customers (generally distributors or formulations manufacturers) from our parent company or its consolidated subsidiaries. Recognition of revenue for these products is in line with the response to Question 6 above. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer. The trigger for the recognition is delivery to the customers.
In our subsequent 2010 Form 20-F filing, we will modify the above-mentioned section in our Significant Accounting Policies as follows:
“Sales of active pharmaceutical ingredients and intermediates outside India are made directly to the end customers (generally distributors or formulations manufacturers) from the parent company or its consolidated subsidiaries. Significant risks and rewards in respect of ownership of active pharmaceuticals ingredients are transferred by the Company upon delivery of the products to the customers, unless the terms of the contract provide for specific revenue generating activities to be completed, in which case revenue is recognized once all such activities are completes.”
8.	Clarify when you recognize revenue under your profit sharing arrangements, as “only when realization is certain” is vague.
Response: The Staff’s comment is duly noted. We derive revenue from the profit sharing arrangements primarily in the North America market (the United States and Canada) of our Global Generics segment.
Revenue under profit sharing arrangements is recognized when our business partners send us a valid confirmation of the amounts that are owed to us. The business partners send us such confirmation after performing necessary inventory status confirmations and net sales computations for the products covered under the arrangements, coupled with an indicative date for payment. Such confirmation from the business partners is received with a quarter’s lag from the actual underlying sales of the products by them. The collectability of the profit share becomes probable and a reliable measurement of the profit share becomes possible only after the receipt of such confirmation. Accordingly, the timing of revenue recognition corresponds with the receipt of such confirmation. Given that the required information takes approximately a fiscal quarter to be made available, there is usually a one fiscal quarter delay in revenue recognition. This delay allows our business partners to process the required accounting information and send us a valid confirmation with the necessary supporting information.
Income from our profit sharing arrangements for the years ended March 31, 2009 and March 31, 2008 was approximately U.S.$5 million and U.S.$5 million, respectively.
We will enhance our disclosure on the recognition of revenue under profit sharing arrangements in our future filings, beginning with our 2010 Form 20-F, in accordance with the above discussion.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 9, 2010

4. Explanation of transition to IFRS reporting
c. Reconciliations
iii. Notes to Reconciliation, page F-27
9.
With regard to note A. Impairment, please describe and quantify the intangible assets that resulted in additional impairment being recorded under IFRS, In addition, please quantify the reversal of the impairment charge which was recorded under previous GAAP.

Response: The Staff’s comment is duly noted. In response to the query raised by the Staff, additional impairment of Rs.717 million was recorded as part of our transition adjustments on the finite life product related intangibles in the cash generating unit belonging to our German subsidiary, betapharm. These intangibles primarily consisted of the product related marketing rights of betapharm. Under previous GAAP, in our fiscal year ended March 31, 2007 an impairment charge of Rs.816 million was recorded for our indefinite life trademark brand –‘beta’, which belonged to the same cash generating unit of betapharm and which was reversed as part of our transition adjustments. Additionally, the reasons for such transition adjustments were discussed in Note 4 on Page F-27 of our 2009 Form 20-F.
6. Segment Reporting, page F-31
10.
Please revise to provide the disclosures required by paragraphs 32 and 34 of IFRS 8 regarding revenues by each product or services or group of similar products or services and information about your major customers, respectively. Otherwise, please explain where you have made these disclosures or how your current disclosures comply with this guidance.

Response: The Staff’s comment is duly noted. As per Paragraph 32 of IFRS 8, an entity shall report revenues from “external customers” for each group of similar products, unless the necessary information is not available and the cost to develop it would be excessive. Our understanding is that Paragraph 32 only requires disclosure if the entity’s segments report revenues from a broad range of “essentially different products” or “more than one of the reportable segments” might provide essentially the same products. In our case, the current segment information in note 6 of our 2009 Form 20-F on page F-32 clearly states that the inter-segment revenues among the three identified reporting segments have been excluded, and it is therefore implicit that the entire revenue disclosed for each of these segment in effect represents the revenues for the group of products to our external customers. Additionally, we invite the attention of the Staff to our disclosure on Page F-31 of our 2009 Form 20-F, where we have stated that the identified reportable segments include essentially similar products. We believe this information suffices to comply with the requirements of Paragraph 32 of IFRS 8. However, in our future filings beginning with our 2010 Form 20-F, if applicable, we will also provide a statement to the effect that “All of the segment revenue reported above is from external customers.”
As per Paragraph 34 of IFRS 8, an entity shall provide information about the “extent of its reliance” on its major customers. In addition, if revenues from transactions with a single external customer amount to 10 percent or more of an entity’s revenues, the entity shall disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenue. For us, there are no major customers upon whom we rely. Additionally, there are no single customers to whom we have transactions representing 10% of our overall revenue. Therefore, we believe that the requirements of Paragraph 34 are not applicable.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 9, 2010

22. Research and Development Arrangements, page F-65
11.
With regards to your agreement with I-VEN, please quantify the payment related to the portfolio termination value option that may be exercised on April 2010. Also, tell us what consideration was given to providing this amount in the table of contractual obligations on page 67.

Response: The Staff’s comment is duly noted. In our 2009 Form 20-F, we did not quantify the payment related to the portfolio termination value or include it in the Contractual Obligations table on page 67 as the amount was indeterminate due to the following reasons:
•
The agreement entitles I-VEN to exercise its termination rights with respect to some or all of the products being developed thereunder. At the time we filed our 2009 Form 20-F, I-VEN had not made any definitive communication to us regarding exercise of the option or the specific set of products for which it intends to exercise such portfolio termination option.

•
Under the agreement with I-VEN, the portfolio termination value is computed on the effective date of the option exercise (which is 30 days after April 1, 2010). The portfolio termination value computation is subject to a number of variables relating to a select set of products launched as of the effective date or planned to be launched within a certain time thereafter. These variables include the product’s launch status, market size, market share and pricing, as well as certain other parameters. The existence of these numerous variables made the portfolio termination value amount indeterminate.

We respectfully submit that we have made suitable disclosures about the existence of this possible future obligation on page F-65 of our 2009 Form 20-F under note 22 (Research and Developments arrangements). Since a reliable estimate of the potential liability was not computable, we believe that a disclosure in the contractual obligations table without any value would not have been appropriate. However, we acknowledge that we could have cross-referred this disclosure as a footnote to the Contractual Obligations table on page 67.
* * * * *

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 9, 2010

In submitting this response to the Staff’s comments, on behalf of Dr. Reddy’s, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s SEC filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (973) 315-4444 or Jonathan Gray of this office at (973) 315-4481.
Respectfully submitted,
/s/ James F. Fitzsimmons, Esq.
James F. Fitzsimmons, Esq.

cc:	Umang Vohra (Dr. Reddy’s)
V.S. Suresh (Dr. Reddy’s)
Jonathan Gray, Esq. (Budd Larner)